UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release

Credit Suisse Group 2Q13 and 6M13 results:
•	2Q13 Core pre-tax income of CHF 1,534 million, up 38% from 2Q12, net income attributable to shareholders of CHF 1,045 million and return on equity of 10%
•	6M13 Core pre-tax income of CHF 3,356 million, up 192% from 6M12, net income attributable to shareholders of CHF 2,348 million and return on equity of 12%; underlying* return on equity of 13%

2Q13 divisional results:
•
Private Banking & Wealth Management: Solid profitability with pre-tax income of CHF 1,017 million and cost/income ratio of 69%, both excluding UK withholding tax charge of CHF 100 million; reported pre-tax income of CHF 917 million; net new assets of CHF 7.6 billion with strong inflows in emerging markets; Wealth Management Clients business gross margin increased to 111 basis points from 109 basis points in 1Q13

•
Investment Banking: Solid pre-tax income of CHF 754 million, more than double the CHF 314 million in 2Q12; Basel III RWA of USD 177 billion vs. year-end 2013 target of USD 175 billion; return on Basel III allocated capital of 12% for the quarter and 18% for 6M13; continued market share momentum

Continued execution of capital plan and balance sheet reduction:
•	2Q13 Look-through Swiss Core Capital ratio of 10.4%, and 10.6% on a pro forma basis, exceeding our target of 10%; ratios include 6M13 accrual for resumed cash dividend payments
•
Swiss leverage exposure reduced by CHF 147 billion since 3Q12, on track to achieve reduction target by year-end 2013; Swiss phase-in leverage ratio projected to be at around 4.5% at year-end 2013, including using consensus earnings

Further progress on cost savings:
•	Achieved annualized 6M13 gross* expense savings of CHF 2.7 billion; on track to reach cost run-rate reduction target of CHF 4.4 billion by end-2015 versus

Media Release
July 25, 2013 Page 2/13

Zurich, July 25, 2013 Credit Suisse Group reports 2Q13 and 6M13 results.

Brady W. Dougan, Chief Executive Officer, said: “With an underlying return on equity of 13% for the first six months of 2013 and 10% for the second quarter, our business model is performing well and we continue to make progress in reducing our cost base and balance sheet. Our Look-through Swiss Core Capital ratio significantly increased from 9.6% at the end of the first quarter to 10.4% at the end of the second quarter of 2013. We are pleased to have exceeded our target of 10% for the middle of this year. Operating under Basel III, we are generating one of the highest returns on equity in our peer group with a strong capital base.”

Commenting on the results of the Private Banking & Wealth Management division, he continued: “Our Private Banking & Wealth Management division delivered net revenues of CHF 3,424 million in the second quarter, with continued strong client activity. The gross margin in Wealth Management Clients improved to 111 basis points from 109 basis points in the prior quarter, driven by higher transaction- and performance-based revenues. Private Banking & Wealth Management’s cost-to-income ratio for the second quarter of 2013 improved to 69%, excluding the UK withholding tax charge.”

Commenting on the results of the Investment Banking division, he added: “Investment Banking delivered a strong return on Basel III allocated capital of 12% for the second quarter and 18% for the first six months of 2013, double the 9% reported in the first half of 2012 and supporting our through-the-cycle Group return on equity target of above 15%. Together with a cost-to-income ratio of 72% for the first six months of 2013, this demonstrates our successful transition to Basel III, the effectiveness of our diversified business model and our significantly improved capital and operating efficiency. For the second quarter, Investment Banking reported net revenues of CHF 3,400 million and pre-tax income of CHF 754 million, more than double the CHF 314 million recorded in the prior-year quarter.”

Commenting on the bank’s overall positioning, he added: “We have significantly advanced the transformation of our business model, consistent with the Swiss regulatory framework. We have reduced our Look-through Basel III risk-weighted assets, achieving our year-end 2013 Group target of CHF 285 billion six months earlier than planned. Over the past nine months, we have lowered our Swiss leverage exposure by CHF 147 billion as of the end of the second quarter of 2013 and are on track to achieve the remaining CHF 70 billion reduction needed to meet our year-end 2013 target. Furthermore, we have exceeded our Look-through Swiss Core Capital ratio target of 10%.”

Commenting on the market environment, he concluded: “The transition to higher interest rates led, in the latter part of the second quarter, to increased market volatility and reduced client activity. This market volatility continued into July, although more recently we have seen signs of stabilization in our major markets. In the longer term, the transition to higher rates will benefit our business, both our global Private Banking & Wealth Management franchise and our client-focused, capital-efficient Investment Banking business.“

Media Release
July 25, 2013 Page 3/13

2Q13 Results Summary
Financial Highlights
in CHF million (unless otherwise stated)	2Q13	1Q13	2Q12	6M13	6M12
Reported income before taxes (Core Results)	1,534	1,822	1,111	3,356	1,151
Underlying* income before taxes (Core Results)	1,555	2,032	1,148	3,587	2,632
Reported net income attributable to shareholders	1,045	1,303	788	2,348	832
Underlying* net income attributable to shareholders	1,041	1,462	815	2,503	1,870
Reported diluted earnings per share (CHF)	0.52	0.75	0.44	1.28	0.49
Return on equity attributable to shareholders (annualized)	10.1%	14.2%	9.2%	12.0%	4.9%
Underlying* return on equity attributable to shareholders (annualized)	10.0%	15.9%	9.3%	12.8%	10.8%
Basel III CET 1 ratio (end of period)	15.3%	14.6%	-	15.3%	-
Swiss leverage ratio (Basel III)	3.9%	3.8%	-	3.9%	-
Total book value per share (CHF)	26.63	28.83	27.10	26.63	27.10
Tangible book value per share (CHF)	21.11	22.09	20.13	21.11	20.13

Private Banking & Wealth Management with 2Q13 net revenues of CHF 3,424 million and pre-tax income of CHF 917 million
•
Stable net revenues compared to 2Q12, as higher transaction- and performance-based revenues, reflecting improved client activity, and higher recurring commissions and fees were offset by lower other revenues and lower net interest income

o
Wealth Management Clients with 2Q13 pre-tax income of CHF 529 million, with slightly higher net revenues of CHF 2,337 million compared to 2Q12, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees, which offset the impact of lower net interest income

o
Corporate & Institutional Clients with 2Q13 pre-tax income of CHF 244 million and net revenues of CHF 525 million, down slightly compared to 2Q12, with lower net interest income partially offset by higher transaction- and performance-based revenues

o
Asset Management with 2Q13 pre-tax income of CHF 144 million, and net revenues of CHF 562 million, stable compared to 2Q12, reflecting higher fee-based revenues in 2Q13, compared to gains in 2Q12 from partial sales of an ownership interest in Aberdeen Asset Management

•	Net new assets across Private Banking & Wealth Management of CHF 7.6 billion in 2Q13 and assets under management of CHF 1,297 billion as of the end of 2Q13, up 7% from end-2Q12
o
Wealth Management Clients contributed net new assets of CHF 7.5 billion, with continued strong inflows from emerging markets and from the ultra-high-net-worth individual (UHNWI) client segment, partially offset by continued outflows in Western Europe

o
Corporate & Institutional Clients reported outflows of CHF 0.2 billion, driven by a small number of large Swiss institutional clients rebalancing their investment strategy out of some of Credit Suisse’s index products into cash

o
Asset Management contributed net new assets of CHF 1.5 billion, with inflows mainly in credit, hedge fund and fixed income and equities products and multi-asset class solutions, partially offset by outflows from index strategies and outflows of CHF 1.0 billion from businesses the bank decided to exit

•
Total operating expenses of CHF 2,461 million in 2Q13, 3% higher compared to 2Q12, mainly driven by an expense provision of CHF 100 million relating to the withholding tax treaty between Switzerland and the UK. The cost/income ratio, excluding the expense provision relating to the withholding tax treaty between Switzerland and the UK, improved to 69%.

Media Release
July 25, 2013 Page 4/13

Investment Banking with 2Q13 net revenues of CHF 3,400 million and pre-tax income of CHF 754 million
•	Net revenues increased 24% compared to 2Q12, reflecting higher revenues in the majority of Investment Banking businesses
o	Fixed income sales and trading revenues of CHF 1,257 million were up 13% compared to 2Q12, driven by higher results across most fixed income businesses, reflecting improved trading conditions
o	Equity sales and trading revenues of CHF 1,338 million were up 24% from 2Q12, driven by higher client activity, improved market conditions and strong market shares across most equities businesses
o	Underwriting and advisory revenues of CHF 909 million increased 45% from 2Q12, as higher debt and equity underwriting revenues were partially offset by lower merger and acquisitions (M&A) fees
•
Total operating expenses of CHF 2,642 million increased 8% from 2Q12, mainly driven by higher litigation provisions and higher discretionary performance-related compensation expense, reflecting higher results

•	Return on Basel III allocated capital for Investment Banking was 12% in 2Q13 and 18% in 6M13
•	Basel III risk-weighted assets as of the end of 2Q13 were USD 177 billion; on track to reach year-end 2013 target of USD 175 billion

Update on cost savings
As of the end of 2Q13, Credit Suisse delivered gross* expense savings of CHF 2.7 billion, compared to an adjusted* annualized 6M11 run-rate. Credit Suisse remains on track to reach its total run-rate reduction target of CHF 4.4 billion by end-2015. Business realignment costs recognized in the Corporate Center were CHF 133 million for the quarter.

Benefits of the integrated bank
In 2Q13, Credit Suisse generated CHF 1,191 million of collaboration revenues from the integrated bank. This corresponds to 17% of the Group’s net revenues in 2Q13.

Capital and funding
As of the end of 2Q13, Credit Suisse’s Look-through Swiss Core Capital ratio stood at 10.4%, exceeding its previously announced target of 10% for the middle of 2013. On a pro forma basis, assuming completion of the remaining capital measures announced in July 2012, the Look-through Swiss Core Capital ratio stood at 10.6%. The calculation of these ratios includes a pro-rata accrual for the resumption of an expected cash dividend in respect of 2013. As of the end of 2Q13, Credit Suisse reported a Basel III common equity tier 1 (CET1) ratio of 15.3%, up 0.7 percentage points from 1Q13, reflecting increased CET1 capital and a reduction in RWA.

In October 2012, Credit Suisse announced targeted measures to further reduce its total balance sheet assets by CHF 130 billion or 13% to CHF 900 billion by year-end 2013 on a foreign-exchange neutral basis compared to end-3Q12. As of the end of 2Q13, total balance sheet assets amounted to CHF 920 billion, down CHF 27 billion from 1Q13, reflecting measures taken in connection with the balance sheet reduction initiative announced in October 2012 and the foreign exchange translation impact.

Media Release
July 25, 2013 Page 5/13

Credit Suisse also announced that it targets to reduce its Swiss leverage exposure – which includes total balance sheet assets and off-balance sheet exposures – to CHF 1,190 billion by year-end 2013. As of the end of 2Q13, Credit Suisse’s Swiss leverage exposure amounted to CHF 1,258 billion, down from CHF 1,288 billion at the end of 1Q13. Credit Suisse’s Swiss phase-in leverage ratio is projected to be at around 4.5% by year-end 2013, including using consensus earnings. At the end of 2Q13, Credit Suisse’s Swiss phase-in leverage ratio stood at 3.9%. The Swiss leverage ratio requirement effective as of January 1, 2019 is 4.2%.

Credit Suisse is continuing to conservatively manage its liquidity, with an estimated long-term net stable funding ratio (NSFR) in excess of 100% under the current FINMA framework and short-term liquidity under Swiss regulations in excess of requirements as of the end of 2Q13.

Segment Results Detail
Segment Results
in CHF million (unless otherwise stated)		2Q13	1Q13	2Q12	6M13	6M12
Private Banking & Wealth Management	Net revenues	3,424	3,285	3,398	6,709	6,873
	Provision for credit losses	46	28	40	74	79
	Total operating expenses	2,461	2,376	2,381	4,837	4,866
	Income before taxes	917	881	977	1,798	1,928
	Cost/income ratio	71.9%	72.3%	70.1%	72.1%	70.8%
Investment Banking	Net revenues	3,400	3,945	2,751	7,345	6,710
	Provision for credit losses	4	(6)	(15)	(2)	(20)
	Total operating expenses	2,642	2,651	2,452	5,293	5,509
	Income before taxes	754	1,300	314	2,054	1,221
	Cost/income ratio	77.7%	67.2%	89.1%	72.1%	82.1%

Private Banking & Wealth Management
Private Banking & Wealth Management, which comprises the global Wealth Management Clients business, the Swiss Corporate & Institutional Clients business and the global Asset Management business, reported pre-tax income of CHF 917 million and net revenues of CHF 3,424 million in 2Q13. Net revenues were 4% higher compared to 1Q13, reflecting higher transaction- and performance-based revenues and higher recurring commissions and fees. Compared to 2Q12, net revenues were stable, as higher transaction- and performance-based revenues, reflecting improved client activity, and higher recurring commissions and fees were offset by lower other revenues and lower net interest income.

Total operating expenses of CHF 2,461 million increased 4% compared to 1Q13 and 3% compared to 2Q12, driven by an expense provision of CHF 100 million relating to the withholding tax treaty between Switzerland and the UK. As announced on July 5, 2013, the negative after-tax impact is expected to be no more than CHF 90 million.

The Wealth Management Clients business in 2Q13 reported pre-tax income of CHF 529 million, with net revenues of CHF 2,337 million, an increase of 5% compared to 1Q13. Higher transaction- and performance-based revenues, higher recurring commissions and fees and higher net interest income were partially offset by lower other revenues, reflecting a gain in 1Q13 on the sale of JO Hambro Investment Management. Compared to 2Q12, net revenues were slightly higher, as higher transaction- and performance-based revenues and higher recurring commissions and fees were partially offset by lower net interest income and lower other revenues, reflecting gains of CHF 41 million in 2Q12 related to the sale of a non-core business from the integration of Clariden Leu. In 2Q13, the gross margin was 111 basis

Media Release
July 25, 2013 Page 6/13

points, 2 basis points higher than in 1Q13, mainly reflecting higher transaction- and performance-based revenues and a stable recurring commissions and fees margin. Compared to 2Q12, the gross margin was 8 basis points lower, reflecting a continued adverse interest rate environment and the impact from the growth in the UHNWI client segment, which has lower gross margins but higher profitability.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial services needs of corporate and institutional clients in Switzerland and for banks worldwide, reported strong pre-tax income of CHF 244 million in 2Q13, with net revenues of CHF 525 million, stable compared to 1Q13. Slightly higher recurring commissions and fees and slightly higher transaction- and performance-based revenues were partially offset by lower other revenues. Compared to 2Q12, net revenues were slightly lower, as lower net interest income was partially offset by higher transaction- and performance-based revenues. Total operating expenses in 2Q13 were slightly lower compared to 1Q13 and 8% lower than in 2Q12. The cost/income ratio for 2Q13 was 49%, improved from 50% in 1Q13 and from 52% in 2Q12. Provision for credit losses was CHF 26 million in 2Q13 on a net loan portfolio of
CHF 63 billion, reflecting a well-diversified credit portfolio and strong risk management.

The Asset Management business reported pre-tax income of CHF 144 million, with net revenues of
CHF 562 million in 2Q13, up 5% from1Q13, as higher fee-based revenues more than offset lower investment-related gains. Net revenues were stable compared to 2Q12, as higher fee-based revenues were offset by lower equity participations and other gains which included CHF 66 million in 2Q12 from partial sales of an ownership interest in Aberdeen Asset Management.

Investment Banking
Investment Banking reported net revenues of CHF 3,400 million and pre-tax income of CHF 754 million in 2Q13. Investment Banking delivered solid results in 2Q13, with less volatile results compared to a year ago, reflecting the effectiveness of the diversified and capital-efficient Investment Banking business model. Net revenues decreased 14% compared to 1Q13, as higher equity sales and trading results and higher underwriting and advisory results were more than offset by lower fixed income sales and trading revenues. Compared to 2Q12, net revenues were 24% higher, driven by higher results across most businesses.

Fixed income sales and trading revenues of CHF 1,257 million were 37% lower compared to a seasonally strong 1Q13. 2Q13 was characterized by a strong first half of the quarter, followed by more challenging conditions in the latter part due to market volatility resulting from rising interest rates which had an adverse impact on client activity. Relative to 2Q12, fixed income sales and trading revenues were 13% higher, driven by higher results across most businesses, reflecting improved trading conditions.

Equity sales and trading revenues of CHF 1,338 million increased 3% and 24% compared to 1Q13 and 2Q12, respectively. The increase was driven by higher client activity, improved market conditions and strong market shares across most of our equities businesses.

Underwriting and advisory revenues of CHF 909 million were 19% higher compared to 1Q13, driven by higher revenues across debt and equity underwriting and advisory. Relative to 2Q12, underwriting and advisory revenues were 45% higher, as higher debt and equity underwriting revenues were partially offset by lower M&A fees.

Media Release
July 25, 2013 Page 7/13

Compensation and benefits were stable compared to 1Q13, primarily due to lower deferred compensation from prior-year awards, largely offset by higher discretionary performance-related compensation expense. Compensation and benefits increased 4% from 2Q12, primarily due to higher discretionary performance-related expense, reflecting higher results, offsetting a decline in salaries due to lower headcount. Total other operating expenses were stable compared to 1Q13. Compared to 2Q12, total other operating expenses increased 13%, mainly due to higher litigation provisions.

Corporate Center
The Corporate Center recorded a loss before taxes of CHF 137 million in 2Q13, including business realignment costs of CHF 133 million. 2Q13 results also included fair value gains on own debt of CHF 17 million, debit valuation adjustment gains on certain structured notes liabilities of CHF 79 million and fair value gains on stand-alone derivatives of CHF 34 million, resulting in overall gains on such items of
CHF 130 million in the quarter. This compares to a loss before taxes of CHF 359 million in 1Q13 and a loss before taxes of CHF 180 million in 2Q12.

*Underlying and adjusted results are non-GAAP financial measures. For a reconciliation of the underlying results to the most directly comparable US GAAP measures, see Annex A “Reconciliation to underlying results – Core Results” of this media release. For further information on the calculation of the cost run-rate on an adjusted annualized basis, see the 2Q13 Results Presentation Slides. Gross expense savings, as referenced herein, exclude certain significant items as set out in the 2Q13 Results Presentation Slides.

2Q13 Financial Release
The 2Q13 Financial Release and the related Results Presentation Slides are available for download from 06:30 CEST today.

The Financial Release is available for download at:
https://www.credit-suisse.com/investors/doc/csg_financialreport_2q13.pdf

Hard copies of the Financial Release can be ordered free of charge at:
https://publications.credit-suisse.com/index.cfm/publikationen-shop/quarterly-reports/

The Results Presentation Slides are available for download at:
https://www.credit-suisse.com/investors/doc/csg_2q2013_slides.pdf

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 46,300 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
July 25, 2013 Page 8/13

Cautionary statement regarding forward-looking information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2013 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs, and more efficient use of capital;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk Factors” in I – Information on the company in our Annual Report 2012.

Capital and liquidity disclosures
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. We have calculated our Basel III NSFR based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown herein. In addition, we have calculated our 2Q13 pro forma Look-through Swiss Core Capital assuming the successful completion of the remaining CHF 0.6 billion of capital measures that we announced in July 2012. The calculation of Investment Banking’s return on Basel III allocated capital assumes 30%, 27% and 25% tax rates for 2Q13, 6M13 and 6M12 respectively, as well as capital allocated at 10% of Basel III risk-weighted assets. For information regarding consensus earnings and other assumptions underlying the projected Swiss phase-in leverage ratio, see the 2Q13 Results Presentation Slides.

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July 25, 2013 Page 9/13

Presentation of 2Q13 and 6M13 results

Analyst and investor presentation via audio webcast and telephone conference

▪	Thursday, July 25, 2013
08:30 Zurich / 07:30 London / 02.30 New York

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.

▪	Audio webcast:
www.credit-suisse.com/results

▪	Telephone
	Switzerland:	+41 44 580 40 01
	Europe:	+44 1452 565 510
	US:	+1 866 389 9771
Reference: Credit Suisse Group quarterly results

▪	Q&A session
Following the presentations, you will have the opportunity to ask questions via the telephone conference.

▪	Playback

Replay available approximately two hours after the event by visiting: www.credit-suisse.com/results or by dialing: +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID: 17669254#.

Media conference

▪	Thursday, July 25, 2013
10:00 Zurich / 09:00 London / 04:00 New York
Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪	Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet
Live broadcast at: www.credit-suisse.com/results
Video playback available approximately two hours after the event

▪	Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 17684659#, conference ID German - 17690547#.

Media Release
July 25, 2013 Page 10/13

Reconciliation to underlying results – Core Results
Underlying results are non-GAAP financial measures that exclude valuation impacts from movements in own credit spreads and certain other items included in our reported Core Results. Management believes that underlying results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our underlying Core results to the most directly comparable US GAAP measures.
> Refer to “Core Results”, “Private Banking & Wealth Management” and “Investment Banking” in the 2Q13 Financial Release and prior Financial Reports for the periods indicated for further information.

in	2Q13	1Q13	2Q12	6M13	6M12	2012
Reconciliation (CHF million)
Net revenues - as reported	6,904	7,099	6,227	14,003	12,095	23,557
Fair value impact from movements in own credit spreads	(124)	68	(39)	(56)	1,515	2,912
Realignment costs	–	–	7	–	7	15
Gain on sale of stake in Aberdeen Asset Management	–	–	(66)	–	(244)	(384)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–	(41)	–	(41)	(41)
Impairment of Asset Management Finance LLC and other losses	–	–	–	–	–	68
Gain on sale of real estate	–	–	–	–	–	(533)
Gain on sale of Wincasa	–	–	–	–	–	(45)
Losses/(gains) on private equity disposals	(6)	(13)	–	(19)	–	82
Loss on sale of JO Hambro	–	46	–	46	–	–
Net revenues - underlying	6,774	7,200	6,088	13,974	13,332	25,631
Provisions for credit losses	51	22	25	73	59	170
Total operating expenses - as reported	5,319	5,255	5,091	10,574	10,885	21,508
Fair value impact from movements in own credit spreads	6	(12)	–	(6)	–	(27)
Realignment costs	(133)	(92)	(176)	(225)	(244)	(665)
Certain litigation provisions	–	–	–	–	–	(363)	[1]
Legal fees relating to Asset Management disposals	(5)	(5)	–	(10)	–	–
IT architecture simplification	(19)	–	–	(19)	–	–
Total operating expenses - underlying	5,168	5,146	4,915	10,314	10,641	20,453
Income before taxes - underlying	1,555	2,032	1,148	3,587	2,632	5,008
Income tax expense/(benefit) - as reported	475	510	311	985	295	496
Fair value impact from movements in own credit spreads	(12)	13	(21)	1	423	678
Realignment costs	34	29	43	63	64	203
Gain on sale of stake in Aberdeen Asset Management	–	–	(8)	–	(40)	(58)
Gain on sale of a non-core business from the integration of Clariden Leu	–	–	(4)	–	(4)	(4)
Impairment of Asset Management Finance LLC and other losses	–	–	–	–	–	27
Gain on sale of real estate	–	–	–	–	–	(88)
Losses/(gains) on private equity disposals	(3)	(6)	–	(9)	–	10
Loss on sale of JO Hambro	–	13	–	13	–	–
Certain litigation provisions	–	–	–	–	–	133	[1]
Legal fees relating to Asset Management disposals	2	2	–	4	–	–
IT architecture simplification	4	–	–	4	–	–
Income tax expense/(benefit) - underlying	500	561	321	1,061	738	1,397
Net income attributable to noncontrolling interests	14	9	12	23	24	34
Net income attributable to shareholders - underlying	1,041	1,462	815	2,503	1,870	3,577
Statement of operations metrics - underlying (%)
Return on equity attributable to shareholders - underlying	10.0	15.9	9.3	12.8	10.8	10.0
Cost/income ratio - underlying	76.3	71.5	80.7	73.8	79.8	79.8
1
Includes CHF 136 million (CHF 96 million after tax) related to significant Investment Banking litigation provisions in 3Q12 and CHF 227 million (CHF 134 million after tax) of litigation provisions related to National Century Financial Enterprises, Inc. in 4Q12.

Media Release
July 25, 2013 Page 11/13

Consolidated statements of operations (unaudited)

in	2Q13	1Q13	2Q12	6M13	6M12
Consolidated statements of operations (CHF million)
Interest and dividend income	6,219	4,824	7,044	11,043	12,339
Interest expense	(3,578)	(3,017)	(5,430)	(6,595)	(8,841)
Net interest income	2,641	1,807	1,614	4,448	3,498
Commissions and fees	3,611	3,328	3,116	6,939	6,278
Trading revenues	357	1,815	1,156	2,172	1,345
Other revenues	417	220	375	637	1,177
Net revenues	7,026	7,170	6,261	14,196	12,298
Provision for credit losses	51	22	25	73	59
Compensation and benefits	2,973	3,024	3,005	5,997	6,716
General and administrative expenses	1,901	1,754	1,673	3,655	3,326
Commission expenses	462	479	427	941	868
Total other operating expenses	2,363	2,233	2,100	4,596	4,194
Total operating expenses	5,336	5,257	5,105	10,593	10,910
Income before taxes	1,639	1,891	1,131	3,530	1,329
Income tax expense	475	510	311	985	295
Net income	1,164	1,381	820	2,545	1,034
Net income attributable to noncontrolling interests	119	78	32	197	202
Net income attributable to shareholders	1,045	1,303	788	2,348	832
Earnings per share (CHF)
Basic earnings per share	0.54	0.76	0.46	1.31	0.51
Diluted earnings per share	0.52	0.75	0.44	1.28	0.49

Media Release
July 25, 2013 Page 12/13

Consolidated balance sheets (unaudited)

end of	2Q13	1Q13	4Q12	2Q12
Assets (CHF million)
Cash and due from banks	56,584	57,242	61,763	99,038
Interest-bearing deposits with banks	1,563	1,781	1,945	2,328
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,404	180,513	183,455	226,864
Securities received as collateral, at fair value	21,675	33,199	30,045	30,191
of which encumbered	17,100	22,093	17,767	20,985
Trading assets, at fair value	245,834	264,201	256,399	284,058
of which encumbered	68,048	75,138	70,948	74,191
Investment securities	3,546	3,428	3,498	5,326
Other investments	11,628	12,084	12,022	12,773
Net loans	246,186	248,995	242,223	239,164
of which encumbered	568	552	535	602
allowance for loan losses	(900)	(916)	(922)	(928)
Premises and equipment	5,459	5,593	5,618	6,846
Goodwill	8,554	8,584	8,389	8,665
Other intangible assets	237	256	243	278
Brokerage receivables	72,247	58,538	45,768	50,411
Other assets	72,986	72,204	72,912	77,513
of which encumbered	674	722	1,495	2,120
Total assets	919,903	946,618	924,280	1,043,455

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July 25, 2013 Page 13/13

Consolidated balance sheets (unaudited) (continued)

end of	2Q13	1Q13	4Q12	2Q12
Liabilities and equity (CHF million)
Due to banks	29,440	35,033	31,014	41,325
Customer deposits	328,389	316,681	308,312	312,683
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	99,073	127,182	132,721	189,266
Obligation to return securities received as collateral, at fair value	21,675	33,199	30,045	30,191
Trading liabilities, at fair value	89,917	91,490	90,816	115,782
Short-term borrowings	20,976	24,657	18,641	19,184
Long-term debt	133,505	143,094	148,134	154,838
Brokerage payables	91,404	73,466	64,676	75,822
Other liabilities	56,117	56,870	57,637	62,259
Total liabilities	870,496	901,672	881,996	1,001,350
Common shares	64	54	53	51
Additional paid-in capital	27,196	23,808	23,636	21,930
Retained earnings	30,405	29,474	28,171	27,771
Treasury shares, at cost	(62)	(446)	(459)	(66)
Accumulated other comprehensive income/(loss)	(15,201)	(15,065)	(15,903)	(14,912)
Total shareholders' equity	42,402	37,825	35,498	34,774
Noncontrolling interests	7,005	7,121	6,786	7,331
Total equity	49,407	44,946	42,284	42,105

Total liabilities and equity	919,903	946,618	924,280	1,043,455

end of	2Q13	1Q13	4Q12	2Q12
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,269,616,660	2,118,134,039	2,118,134,039	2,118,134,039
Common shares issued	1,594,295,735	1,339,652,645	1,320,829,922	1,286,599,235
Treasury shares	(2,328,381)	(27,495,313)	(27,036,831)	(3,511,364)
Shares outstanding	1,591,967,354	1,312,157,332	1,293,793,091	1,283,087,871
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).

Second Quarter 2013 Results July 25, 2013 Presentation to Investors and Media

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 and in "Cautionary statement regarding forward-looking information" in our second quarter report 2013 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including underlying results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation and in our second quarter report 2013 both of which can be found on our website at credit-suisse.com. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. July 25, 2013 *

Introduction Brady W. Dougan, Chief Executive Officer

# Results show effectiveness of repositioned Basel 3-compliant business model

Net income of CHF 2.3 bn with underlying RoE of 13% in 6M13 and net income of CHF 1.0 bn and reported RoE of 10% in 2Q13

**Private Banking & Wealth Management**

Solid 2Q13 pre-tax income of **CHF 1.0 bn**[1] characterized by client-activity pick-up

Cost/income ratio of **69%**[1]

Wealth Management Clients gross margin increased to **111 bp** and net new assets of **CHF 7.5 bn**

**Investment Banking**

Solid 2Q13 pre-tax income of **CHF 0.8 bn**, more than double 2Q12

**Return on Basel 3 capital** of 12% for 2Q13 and **18% for 6M13,** double 6M12, despite the volatile environment

Achieved CHF 2.7 bn of annualized expense savings

Reduced Swiss leverage exposure by CHF 147 bn since 3Q12 and remain on track for further CHF 70 bn reduction to achieve end 2013 target; projected year-end 2013 Swiss phase-in leverage ratio of around 4.5%[2]

"Look-through" Swiss Core Capital ratio of 10.4%, pro forma of 10.6% for remaining capital measures; includes 6M13 accrual for resumed cash dividend

All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Return on allocated Basel 3 capital is calculated based on after-tax income on capital allocated at 10% of Basel 3 risk-weighted assets. 1 Excluding expense provision of CHF 100 mn related to the withholding tax treaty between Switzerland and the UK. 2 See slides 25 and 40 of this presentation for more detail.

CREDIT SUISSE

July 25, 2013 4

Financial results David Mathers, Chief Financial Officer

Results overview 1 Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in our second quarter 2013 report. 2 Underlying and reported results include 1Q12 expenses of CHF 534 mn related to PAF2. * July 25, 2013 Underlying1 in CHF mn 2Q13 1Q13 2Q12 6M13 6M122 Net revenues 6,774 7,200 6,088 13,974 13,332 Pre-tax income 1,555 2,032 1,148 3,587 2,632 Net income attributable to shareholders 1,041 1,462 815 2,503 1,870 Diluted earnings per share in CHF 0.52 0.84 0.46 1.36 1.23 Cost/income ratio 76% 71% 81% 74% 80% Return on equity 10% 16% 9% 13% 11% Reported in CHF mn Net revenues 6,904 7,099 6,227 14,003 12,095 Pre-tax income 1,534 1,822 1,111 3,356 1,151 Net income attributable to shareholders 1,045 1,303 788 2,348 832 Diluted earnings per share in CHF 0.52 0.75 0.44 1.28 0.49 Return on equity 10% 14% 9% 12% 5% Net new assets in CHF bn 7.6 12.0 4.4 19.6 (1.3)

# Solid profitability in Private Banking & Wealth Management

| in CHF mn | 2Q13 | 1Q13 | 2Q12 | 6M13 | 6M12 |
|---|---|---|---|---|---|
| **Net revenues** | **3,424** | **3,285** | **3,398** | **6,709** | **6,873** |
| *of which gains from disposals*[1] | *6* | *47* | *107* | *53* | *285* |
| Provision for credit losses | 46 | 28 | 40 | 74 | 79 |
| Compensation and benefits | 1,353 | 1,379 | 1,412 | 2,732 | 2,939 |
| of which PAF2 related | | | | | 120 |
| Other operating expenses | 1,108 | 997 | 969 | 2,105 | 1,927 |
| of which UK withholding tax charge | 100 | | | 100 | |
| **Total operating expenses** | **2,461** | **2,376** | **2,381** | **4,837** | **4,866** |
| **Pre-tax income** | **917** | **881** | **977** | **1,798** | **1,928** |
| **Underlying pre-tax income**[2] | **916** | **839** | **870** | **1,755** | **1,643** |
| excl. UK withholding tax charge | **1,016** | | | **1,855** | |
| Underlying cost/income ratio[2] | 72% | 73% | 72% | 73% | 74% |
| excl. UK withholding tax charge | 69% | | | 71% | |
| Net new assets in CHF bn | 7.6 | 12.0 | 4.4 | 19.6 | (1.3) |
| Assets under management in CHF bn | 1,297 | 1,312 | 1,213 | 1,297 | 1,213 |

- Revenues driven by higher transactional and fee-based income
  - 6M12 included CHF 244 mn gain on sale of stake in Aberdeen AM
- Excluding UK withholding tax charge in 2Q13:
  - Pre-tax income exceeds CHF 1 bn
  - Cost/income ratio improved to 69%
  - Operating expenses slightly down both QoQ and YoY, driven by lower compensation expenses

1 Includes gains on private equity disposals of CHF 6 mn and CHF 13 mn in 2Q13 and 1Q13 respectively, a gain of CHF 34 mn related to the sale of JO Hambro in 1Q13, a gain on sale of stake in Aberdeen Asset Management of CHF 66 mn and CHF 178 mn in 2Q12 and 1Q12 respectively, and a gain of CHF 41 mn related to the sale of a non-core business from the integration of Clariden Leu in 2Q12.
2 Excludes gains from disposals and legal fees relating to Asset Management disposals of CHF 5 mn in 2Q13 and CHF 5 mn in 1Q13.

CREDIT SUISSE July 25, 2013 7

Continued solid net new asset inflows, driven by inflows in Emerging Markets July 25, 2013 * Continued strong inflows in Wealth Management Clients business: Over 10% growth in Emerging Markets with inflows of CHF 8.5 bn across all regions Continued strong momentum in Switzerland Growing UHNWI client segment with inflows of CHF 4.2 bn Americas with solid inflows in Latin America, offset by outflows in the US from a small number of large accounts and seasonal impacts Asset Management with strong inflows in Alternative Investments, partially offset by outflows in businesses we have decided to exit Corporate & Institutional Clients net outflows driven by a small number of large institutional clients rebalancing their investment strategy Private Banking & Wealth Management net new assets in 2Q13 in CHF bn WMC = Wealth Management Clients AM = Asset Management EMEA = Europe, Middle East and Africa 1 Excluding outflows from Western Europe of CHF (1.6) bn in EMEA and CHF (0.6) bn in Switzerland. 2 Excluding CHF (1.0) bn outflows from businesses we decided to sell. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. Wealth Management Clients1 9.7 Corporate & Institutional Clients (Switzerland) Eliminating double-count related to collaboration3 Asset Management2 Outflows from businesses we decided to sell in AM Western European outflows in WMC 2Q13 net new assets Switzerland EMEA Asia Pacific Americas 12.0 Switzerland 1.5 Asia Pacific 2.3 Americas 2.1 7.6 EMEA 1.7

Progress made in achieving efficiency measures in Private Banking & Wealth Management Reported operating expenses in CHF mn (1)% (4)% Efficiency measures delivered CHF 106 mn, or 4%, cost savings Continued benefits from successful Clariden Leu integration Rationalized front office and support areas, in part from simplification of operating platform Streamlined offshore affluent client coverage model * July 25, 2013 Measures implemented expected to result in additional approx. CHF 150 mn of cost run-rate reductions in 2H13 Benefit from announced divestments of non-core businesses Streamlining of the Swiss client coverage model Exit from a number of small non-core markets 2Q12 2Q13 Incremental revenue related expenses Incremental regulatory expenses Efficiency measures FX impact UK withholding tax charge Excluding UK withholding tax charge 63% of efficiency measures offset by expenses related to revenue increase

# Improving results in Wealth Management Clients business

| in CHF mn | 2Q13 | 1Q13 | 2Q12 | 6M13 | 6M12 |
|---|---|---|---|---|---|
| **Net revenues** | **2,337** | **2,232** | **2,298** | **4,569** | **4,535** |
| *of which gains from disposals*[1] | | *34* | *41* | *34* | *41* |
| Provision for credit losses | 20 | 19 | 29 | 39 | 49 |
| **Total operating expenses** | **1,788** | **1,702** | **1,677** | **3,490** | **3,453** |
| of which PAF2 related | | | | | 63 |
| of which UK withholding tax charge | 100 | | | 100 | |
| **Pre-tax income** | **529** | **511** | **592** | **1,040** | **1,033** |
| **Underlying pre-tax income**[2] | **529** | **477** | **551** | **1,006** | **992** |
| excl. UK withholding tax charge | 629 | | | 1,106 | |
| Underlying cost/income ratio[2] | 77% | 77% | 74% | 77% | 77% |
| excl. UK withholding tax charge | 72% | | | 75% | |
| Net new assets in CHF bn | 7.5 | 5.5 | 5.5 | 13.0 | 11.0 |
| Assets under management in CHF bn | 824 | 836 | 774 | 824 | 774 |

- **Underlying revenues increase** by 6% vs. 1Q13 and by 4% vs. 2Q12, driven by positive momentum in transactional and fee income
- Excluding UK withholding tax charge in 2Q13:
  - **Pre-tax income of CHF 629 mn**
  - **Cost/income ratio improved** to 72%
  - **Operating expenses broadly stable** both QoQ and YoY

Note: Prior periods have been restated to conform to the current presentation.
1 Includes gains of CHF 34 mn related to the sale of JO Hambro in 1Q13 and a gain of CHF 41 mn related to the sale of a non-core business from the integration of Clariden Leu in 2Q12.
2 Excludes gains from disposals.

CREDIT SUISSE
July 25, 2013 10

Wealth Management with improving gross margin driven by higher fee revenues July 25, 2013 * In the last four quarters, client activity has increased substantially 2,194 2,174 110 28 39 43 110 31 38 41 794 800 Net revenues in CHF mn Note: Prior periods have been restated to conform to the current presentation. 1 Includes a gain of CHF 41 mn related to the sale of a non-core business from the integration of Clariden Leu. 2 Includes a gain of CHF 35 mn related to a change in life insurance accounting. 3 Includes gains of CHF 34 mn related to the sale of JO Hambro. Margins remained stable despite further growth in UHNWI client segment and in Emerging Markets; pricing adjustments further supported margin stability Compared to 2Q12, adverse impact from low-interest rate environment partially mitigated by increasing loan and deposit volumes Average assets under management in CHF bn Transaction & performance-based revenues Recurring commissions & fees Net interest income 40% 41% Ultra-high-net-worth-individuals' share in AuM 6222 2,298 119 33 40 44 2,232 109 32 38 37 772 38% 820 42% Other revenues1 Other revenues3 Gross margin in basis points +5% +2% 840 43% 2,337 111 34 39 38

Continued strong contribution from Corporate & Institutional Clients July 25, 2013 * 1 Reflects fair value losses on the Clock Finance transaction. in CHF mn 2Q13 1Q13 2Q12 6M13 6M12 Net interest income 285 283 303 568 600 Recurring commission & fees 115 113 115 228 230 Trans. & perf.-based revenues 131 129 120 260 261 Other revenues1 (6) (5) (4) (11) (20) Net revenues 525 520 534 1,045 1,071 Provision for credit losses 26 9 11 35 30 Total operating expenses 255 261 278 516 549 of which PAF2 related 10 Pre-tax income 244 250 245 494 492 Cost/income ratio 49% 50% 52% 49% 51% Net new assets in CHF bn (0.2) 4.5 (2.1) 4.3 0.3 Assets under management in CHF bn 238 239 214 238 214 Stable pre-tax income despite low-interest rate environment Strong cost/income ratio of 49% Credit provisions driven by isolated cases – overall still low reflecting a well diversified credit portfolio and strong risk management

# Asset Management pre-tax income higher on performance based and recurring revenue growth

| in CHF mn | 2Q13 | 1Q13 | 2Q12 | 6M13 | 6M12 |
|---|---|---|---|---|---|
| **Net revenues** | **562** | **533** | **566** | **1,095** | **1,267** |
| *of which gains from disposals*[1] | *6* | *13* | *66* | *19* | *244* |
| **Total operating expenses** | **418** | **413** | **426** | **831** | **864** |
| of which PAF2 related | | | | | 47 |
| **Pre-tax income** | **144** | **120** | **140** | **264** | **403** |
| **Underlying pre-tax income**[2] | **143** | **112** | **74** | **255** | **159** |
| Underlying cost/income ratio[2] | 74% | 78% | 85% | 76% | 84% |
| Fee-based margin in basis points | 54 | 47 | 53 | 50 | 50 |
| Net new assets in CHF bn | 1.5 | 6.4 | 0.4 | 7.9 | (11.0) |
| Assets under management in CHF bn | 391 | 393 | 361 | 391 | 361 |

- **Underlying revenues up** 11% vs. 2Q12 and 7% vs. 1Q13
  - YoY increase primarily due to higher carried interest on private equity realizations and higher asset management fees
  - QoQ increase due to semi-annual performance fees and higher carried interest on private equity realizations, partially offset by lower investment-related gains
- 2Q12 and 6M12 revenues with **gains on sale of Aberdeen stake** of CHF 66 mn and CHF 244 mn, respectively
- **Underlying pre-tax income up** 28% vs. 1Q13 and 93% vs. 2Q12
- **Strong net new assets in Alternative Investments** of CHF 2.7 bn, partially offset by CHF (1.0) bn ouflows from businesses we have decided to exit

1 Includes gains on private equity disposals of CHF 6 mn and CHF 13 mn in 2Q13 and 1Q13 respectively, and a gain on sale of stake in Aberdeen Asset Management of CHF 66 mn and CHF 178 mn in 2Q12 and 1Q12 respectively. 2 Excludes gains from disposals and legal fees relating to Asset Management disposals of CHF 5 mn in 2Q13 and CHF 5 mn in 1Q13.

CREDIT SUISSE July 25, 2013 13

Further progress in transforming Private Banking & Wealth Management franchise towards enhanced profitability and growth Focus & Simplify Established new PB & WM division Integrated Clariden Leu Continued focus on core markets Divestment of non-core businesses Sustainable & Profitable Growth Further leveraging leading position in Switzerland Growth in UHNWI / upper-HNWI client segment globally Capture full potential in prioritized emerging markets Expand international footprint for corporate and institutional clients Optimize & Enhance Continued efficiency management Enhancing client service & product offering, incl. integrated bank Further optimizing and streamlining client-to-product value chain Adapting to regulatory change and optimizing capital utilization Deliver disciplined growth with significantly improved operating efficiency, while maintaining significant upside in an improving environment Financial goals 6% Net new asset growth (WMC) 65% Cost / income ratio July 25, 2013 * Note: We define goals for our Key Performance Indicators (KPIs) that are to be achieved over a three to five year period across market cycles and income statement-based KPIs will be measured on underlying results.

# Solid Investment Banking returns in a volatile environment

| in CHF mn | 2Q13 | 1Q13 | 2Q12 | 6M13 | 6M12 |
|---|---|---|---|---|---|
| **Net revenues** | **3,400** | **3,945** | **2,751** | **7,345** | **6,710** |
| Provision for credit losses | 4 | (6) | (15) | (2) | (20) |
| Compensation and benefits | 1,466 | 1,485 | 1,408 | 2,951 | 3,421 |
| *of which PAF2* | – | – | – | – | *411* |
| Other operating expenses[1] | 1,176 | 1,166 | 1,044 | 2,342 | 2,088 |
| Total operating expenses | 2,642 | 2,651 | 2,452 | 5,293 | 5,509 |
| **Pre-tax income** | **754** | **1,300** | **314** | **2,054** | **1,221** |
| Cost / income ratio | 78% | 67% | 89% | 72% | 82% |
| Basel 3 RWA in USD bn | 177 | 182 | 202 | 177 | 202 |
| Return on Basel 3 capital[2] | 12% | 23% | 5% | **18%** | **9%** |
| Total Assets in USD bn | 594 | 613 | 687 | 594 | 687 |

- **6M13 after-tax return** on Basel 3 capital of 18% doubled from 9% for 6M12; supports Group return on equity target of >15% across market cycles
- **Strong pre-tax income** of CHF 754 mn in 2Q13, more than doubled from 2Q12
- **Higher revenues** from 2Q12 with balanced business contribution and lower capital usage
  - **Strong equities and underwriting** results reflecting improved market conditions and franchise strength
  - **Resilient fixed income** revenues despite a decrease in client activity and higher volatility towards the end of the quarter
- **Total expenses** stable from 1Q13; further savings to come from both direct and infrastructure expenses
- **RWA** down USD 25 bn, or 12%, from 2Q12 to USD 177 bn; year-end target of < USD 175 bn
- **Total assets** down USD 93 bn, or 14%, from 2Q12 with limited revenue impact

1 Includes certain litigation provisions of CHF 90 mn and accelerated compensation accruals of CHF 25 mn in 1Q13 and certain litigation provisions of CHF 93 mn in 2Q13.
2 Assumes a tax rate of 30% in 2Q13, 25% in 1Q12, 2Q12 and 1Q13, 27% in 6M13, 25% in 6M12 and capital allocated at 10% of Basel 3 risk-weighted assets.

CREDIT SUISSE
July 25, 2013
15

Diversified and capital-efficient fixed income business delivering resilient results 1,177 2,142 1,326 3,298 3,468 Fixed income sales & trading revenues in USD mn Fixed income sales & trading revenues in CHF mn Basel 3 RWA USD 137 bn Basel 3 RWA USD 112 bn (18)% 2Q12 2Q13 1Q12 1Q13 * July 25, 2013 Note: Fixed income sales & trading revenues include gains/(losses) from wind-down portfolio of CHF (139) mn in 2Q12, CHF 4 mn in 1Q13, CHF (34) mn in 2Q13, CHF (399) mn in 6M12 and CHF (30) mn in 6M13. 2Q13 vs. 2Q12 Revenues increased by 13% while Basel 3 risk-weighted assets declined by 18% Strong first half of the quarter, followed by more challenging conditions in the latter part as market volatility from rising interest rates adversely impacted client activity Continued strength in market-leading franchises including Credit, driven by leveraged finance, and Securitized Products from diversified business model Lower revenues in Emerging Markets due to reduced financing activity and volatile trading conditions Substantially improved FX revenues and strong Commodities results driven by higher trading revenues Continued low Rates revenues due to reduced client activity in a difficult trading environment Significantly lower losses of CHF 34 mn from wind-down portfolio compared to losses of CHF 139 mn in 2Q12

Strong equity sales & trading results reflecting stable, market-leading franchise and improved trading conditions Equity sales & trading revenues in CHF mn 1,140 1,399 1,414 2,636 2,812 Equity sales & trading revenues in USD mn 2Q12 1Q12 2Q13 1Q13 * July 25, 2013 2Q13 vs. 2Q12 Strong and consistent revenues reflecting continued market leadership and an improvement in trading conditions Improved operating efficiency and significantly reduced risk vs. 2Q12; headcount and cost reductions driving higher franchise profitability Substantially higher Derivatives revenues driven by improved client activity and stronger trading results, particularly in Asia and the US Higher Cash Equities performance reflecting market share gains, particularly in electronic and program trading Lower Prime Services results reflecting strong Prime Brokerage revenues, offset by lower financing results, particularly in Europe

Strong performance in Underwriting & Advisory driven by higher underwriting results Underwriting & Advisory revenues in CHF mn Equity underwriting Advisory Debt underwriting 665 819 960 1,479 1,779 Underwriting & Advisory revenues in USD mn * July 25, 2013 2Q13 vs. 2Q12 Revenues increased 45% on a lower cost base driving improved profitability, particularly in Europe and Asia Lower advisory revenues reflecting substantially reduced completed M&A industry volumes and lower market share Equity underwriting revenues doubled driven by substantially improved performance in Americas ECM reflecting higher issuance volumes in follow-ons and IPOs Substantially higher debt underwriting performance driven by strong leveraged finance results +45%

# Focused Investment Banking strategy with continued shift in capital to high market share and high return businesses



High
Low
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Prime Services
Securitized Products
EMG
Cash Equities
Global Credit Products
Rates
Eq. Derivatives
IBD
Commodities
FX
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 2Q13
Rolling four quarters return on Basel 3 capital[2]
High

| % of Investment Banking capital base[1] 2Q13 vs. 1Q13 | Optimize risk and capital utilization across the franchise |
|---|---|
| **59%** (vs. 59% in 1Q13) | ▪ Majority of capital allocated to market leading businesses<br>▪ Strong returns in market leading businesses from continued market share momentum |
| **34%** (vs. 34% in 1Q13) | ▪ Improved profitability from cost reductions<br>▪ Move to central clearing and further reduction in capital to improve Rates returns |
| **7%** (vs. 7% in 1Q13) | ▪ Continued improvement in Commodities and FX returns<br>▪ Continue to ensure full suite of products offerings for IB and PB&WM clients |

◀ Return on capital declined vs. 1Q13 rolling four quarter return

▶ Return on capital improved vs. 1Q13 rolling four quarter return

* No indicator reflects stable return on capital vs. 1Q13 rolling four quarter return

1 Percent of capital base (based on internal reporting structure) reflects Basel 3 risk-weighted assets at quarter-end 2Q13 vs. quarter-end 1Q13 for ongoing businesses.

2 Presentation based on internal reporting structure.

CREDIT SUISSE
July 25, 2013 19

Continued progress on evolving the Investment Banking business model to the new market and regulatory environment * Basel 3 risk-weighted assets Balance sheet & Swiss leverage exposure Expenses Regional profitability Progress achieved to date End target RWA of USD 177 bn for 2Q13, down USD 112 bn from peak-3Q11 levels RWA of < USD 175 bn by year-end 2013 On-balance sheet assets of USD 594 bn for end 2Q13, down USD 93 bn from end 2Q12 Swiss leverage exposure of USD 909 bn for end 2Q13, down USD 150 bn from end 2Q12 On-balance sheet assets of < USD 600 bn by year-end 2013 Swiss leverage exposure of USD 840 bn by year-end 2013 Cost/income ratio of 72% for 6M13 Achieved bulk of CHF 1.8 bn direct expense reduction target Cost/income ratio of 70% across market cycles Balanced revenue contribution across regions on lower cost base driving increased profitability Continued focus on regional optimization July 25, 2013

# Continued improvement in Basel 3 return driven by increased capital and operating efficiency

**Investment Banking after-tax return on Basel 3 allocated capital**



9%
+4%
+2%
PAF2 +3%
(1%) Litigation Provisions
+3%
18%
+2%
20%
6M12
Revenue impact
Cost improvement
RWA reduction
Total business
Wind-down impact
Ongoing
6M13
202
177
167
Basel 3 risk-weighted assets in USD bn

- Strong **after-tax return on Basel 3 allocated capital of 18%** in 6M13
  - Continued **market share momentum**
  - **Significant Basel 3 RWA reduction** of USD 25 bn from 6M12
  - **Minimal impact on after-tax return** from **balance sheet deleveraging**
  - **Substantially lower pre-tax loss from wind-down portfolio**
- Full year 2013 return to benefit from **lower cost base** and **further risk-weighted asset reduction**

Note: Ongoing returns exclude revenues, expenses and risk-weighted assets from wind-down portfolio. Wind-down primarily comprises revenues from businesses we are exiting and funding costs. After-tax return on Basel 3 allocated capital assumes a tax rate of 30% in 2Q13, 25% in 1Q12, 2Q12 and 1Q13, 27% in 6M13, 25% in 6M12 and capital allocated at 10% of Basel 3 risk-weighted assets.

CREDIT SUISSE July 25, 2013 21

Strong capital, funding and liquidity & significant further progress in expense reduction

Exceeded year-end 2013 RWA reduction target July 25, 2013 * Goal (24)% Investment Banking FX impact Other Year-end 2013 4Q11 3Q11 2Q13 3Q12 < 285 Group Basel 3 "look-through" risk-weighted assets (RWA) in CHF bn 4Q12 1Q13

“Look-through” Swiss core capital ratio of 10.4%, exceeding 10% target July 25, 2013 * "Look-through" Basel 3 capital ratios 3Q12 7.5% 8.0% CET1 = Common equity tier 1 1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%). 2 Includes issued high-trigger Buffer Capital Notes of CHF 4.2 bn. 3 Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. 9.0% 10.5% 8.2% 9.6% 4Q12 8.6% 9.6% 11.0% 1Q13 9.3% 10.4% 11.9% Reported “look-through" Swiss core capital ratio of 10.4% 2Q13 capital ratios include pro-rata cash dividend accrual for 2013 (to be paid in 2014) Of original capital benefit of CHF 1.1 bn expected from divestments: CHF 0.6 bn already reflected in reported capital at end 2Q13 CHF 0.4 bn already signed but not closed at end 2Q13 remainder on track for completion during 2013; expect to exceed original target Reported Pro forma3 2Q13 Swiss core capital1 Swiss total capital1,2 BIS CET1 9.5% 10.6% 12.1%

# Swiss leverage exposure reduced by CHF 147 bn since 3Q12

**Swiss leverage exposure** end of period in CHF bn



1,405
(10)%
1,288
1,258
382
341
338
1'023
947
920
<1,190 Exposure target
< 290
Exposure add-ons[1]
< 900
Balance sheet assets (US GAAP)
3Q12
1Q13
2Q13
Year-end 2013

- Well advanced leverage reduction program with **exposure reduced by CHF 147 bn** since 3Q12
- **Phase-in leverage ratio of 3.9%** at end 2Q13 **projected to be at ~4.5%** by end 2013
- **"Look-through" leverage ratio projected to be at ~3.2% by end 2013**
- The future issuance of low-trigger contingent capital, in line with the 1.1% requirement, will enable **Credit Suisse to exceed the Swiss leverage requirement of 4.2% ahead of the 2019 deadline**

**Reported 2Q13** Swiss leverage ratio

**3.9%**
phase-in

Including:

- CHF 4.2 bn of issued high-trigger BCNs
- CHF 2.5 bn of issued Tier 1 participation securities (Claudius)

**Projected year-end 2013** leverage ratio

**~3.2%** "look-through"
**~4.5%** phase-in

Assumptions:

- CHF 1,224 bn for Swiss leverage exposure, based on simple average of end 2Q13 amount and year-end 2013 target
- Consensus retained earnings for 2H13[2]
- Agreed exchange in October 2013 of CHF 3.8 bn Tier 1 Capital Notes into additional high-trigger BCNs

Note: this projection assumes no redemption of Tier 1 participation securities or issuance of low-trigger contingent capital

1 Off-balance sheet exposures and regulatory adjustments. 2 Based on net income and dividend per share estimates as per Bloomberg consensus as of July 23, 2013, which is not endorsed or verified and is used solely for illustrative purposes. Actual amounts may differ significantly.

CREDIT SUISSE
July 25, 2013 25

# On track to achieve CHF 4.4 bn expense savings by end 2015

## Group expense reductions target in CHF bn



2.7
0.8
0.2
1.7
0.85
0.75
0.10
0.6 by end 2015
0.6 by end 2014
0.5 in 2013
2.7 Achieved by 2Q13
4.4
3.8
3.2
Infrastructure
Private Banking & Wealth Management
Investment Banking
Achieved savings
To come
Total savings

## New and continued initiatives

**Infrastructure (CHF 0.8 bn achieved, CHF 0.85 bn to come)**

- Consolidation of fragmented and duplicate shared services
- Continued consolidation of technology applications
- Leverage global deployment opportunities
- Closer aligned to business demand levels
- Continued efficiency improvement across all shared services

**Private Banking & Wealth Management (CHF 0.2 bn achieved, CHF 0.75 bn to come)**

- Efficiencies related to the formation of the new division
- Rationalization of front office and support areas, including simplification of operating platform
- Streamline offshore affluent and Swiss client coverage model
- Announced divestitures

**Investment Banking (CHF 1.7 bn achieved, CHF 0.10 bn to come)**

- Drive cost benefits from initiatives already completed in 2012
- Continue to review and realize efficiencies across business lines and geographic regions
- Continue to refine business mix and align resources against highest returning opportunities

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center.

CREDIT SUISSE July 25, 2013 26

# Strong funding and liquidity

**Assets and liabilities by category**, end 2Q13 in CHF bn



920
920
Reverse repo 102
Encumbered trading assets 68
Funding-neutral assets[1] 155
Cash & due from banks 58
Unencumbered liquid assets[3] 156
Loans[4] 241
Other longer-maturity assets 140
Match funded
325
595
122% coverage
Repo 121
Short positions 49
Funding-neutral liabilities[1] 155
Other short-term liab.[2] 33
Due to banks 65
Short-term borrowings 21
Deposits[5] 293
Long-term debt 134
Total equity 49
Assets
Equity & Liabilities

- **Well prepared for Basel 3 liquidity** requirements
  - Basel 3 Net Stable Funding Ratio[6] (1-year) in excess of 100%
  - Short-term (30 days) liquidity under Swiss regulation in excess of requirement

1 Primarily includes brokerage receivables/payables, positive/negative replacement values and cash collateral.
2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets.
3 Primarily includes unencumbered trading assets, unencumbered investment securities and excess reverse repurchase agreements, after haircuts.
4 Excludes loans with banks.
5 Excludes due to banks and certificates of deposit.
6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals.

CREDIT SUISSE July 25, 2013 27

Summary Brady W. Dougan, Chief Executive Officer

Summary July 25, 2013 * Net income of CHF 2.3 bn with underlying RoE of 13% in 6M13 and net income of CHF 1.0 bn and reported RoE of 10% in 2Q13 Achieved CHF 2.7 bn of annualized expense savings Reduced Swiss leverage exposure by CHF 147 bn since 3Q12 and remain on track for further CHF 70 bn reduction to achieve end 2013 target; projected year-end 2013 Swiss phase-in leverage ratio of around 4.5%1 “Look-through” Swiss Core Capital ratio of 10.4%, pro forma of 10.6% for residual capital measures; includes 6M13 accrual for resumed cash dividend Results show effectiveness of repositioned Basel 3-compliant business model All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 1 See slides 25 and 40 of this presentation for more detail.

Supplemental slides July 25, 2013 Slide Investment Banking results in USD 31 Fixed Income revenue mix 32 Fixed Income and Equities Basel 3 risk-weighted assets reduction 33 Results in the Corporate Center 34 Annualized expense savings through 6M13 35 Collaboration revenues 36 Revenue and expenses currency mix 37 Phase-in and "look-through" Swiss core capital ratio at end 2Q13 38 "Look-through" Swiss core capital ratio development in 2Q13 39 Swiss leverage calculation and year-end 2013 projection 40 Loan portfolio characteristics 41 to 42 Libor matter 43 *

Investment Banking results in USD * 1 Includes PAF2 expense of USD 455 mn in 1Q12. in USD mn 2Q13 1Q13 2Q12 6M13 6M12 Debt underwriting 565 494 318 1,059 765 Equity underwriting 218 169 99 387 231 Advisory and other fees 177 156 248 333 483 Fixed income sales & trading 1,326 2,142 1,177 3,468 3,298 Equity sales & trading 1,414 1,399 1,140 2,812 2,636 Other (109) (108) (63) (217) (138) Net revenues 3,591 4,252 2,919 7,842 7,275 Provision for credit losses 5 (6) (16) (1) (22) Compensation and benefits 1,552 1,598 1,500 3,151 3,720 Other operating expenses 1,244 1,252 1,108 2,496 2,258 Total operating expenses 1 2,796 2,850 2,608 5,646 5,977 Pre-tax income 790 1,408 327 2,197 1,319 Cost/income ratio 78% 67% 89% 72% 82% July 25, 2013

Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy * 6M13 revenue up 5% while Basel 3 RWA reduced by 18% Significantly lower drag from wind-down businesses in 6M13 vs. 6M12 Continued stable inventory levels to support client flow while minimizing risks 1 Wind-down and other primarily comprise revenues / (losses) from businesses we are exiting and funding costs. Fixed income sales & trading in USD 6M12 6M13 Revenues in USD mn Basel 3 RWA in USD bn Commod. Emerging Markets Securitized Products Macro (Rates, FX) Wind-down and other1 (18)% 3,298 3,468 23% 34% 28% 32% (20)% 3% 18% 28% 35% 22% 4% 137 2Q12 2Q13 112 (7)% July 25, 2013 Credit +5%

* Fixed Income and Equities Basel 3 RWA reduction 1 Includes Fixed Income other, CVA management and Fixed Income treasury. 39 27 25 18 16 18 3 2 2 14 13 10 9 10 8 17 19 19 37 29 30 137 116 112 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 2Q12 1Q13 2Q13 Cash Equities Equities Prime Services Derivatives Equities Arbitrage Trading Other 34 37 35 5 5 5 10 14 13 15 12 12 1 3 2 3 3 3 2Q12 1Q13 2Q13 (1) (2) – – +1 – – (3) July 25, 2013 – – – (4) (2) +2 (2) (1) –

Results in the Corporate Center July 25, 2013 * 1Q12 2Q12 3Q12 4Q12 2012 1Q13 2Q13 Reported pre-tax-income / (loss) (1,818) (180) (1,060) (840) (3,898) (359) (137) Losses / (gains) from movements in credit spreads on own liabilities 1,554 (39) 1,048 376 2,939 80 (130) Business realignment costs 68 183 144 285 680 92 133 (Gains) on real estate sale – – (382) (151) (533) – – Litigation provisions – – – 227 227 – – Cumulative translation adjustments from the sale of JO Hambro – – – – – 80 – IT architecture simplification costs – – – – – – 19 Underlying pre-tax income / (loss) (196) (36) (250) (103) (585) (107) (115) Note: Underlying results are non-GAAP financial measures. CHF mn The underlying Corporate Center pre-tax results reflect: consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Achieved CHF 2.7 bn annualized expense savings through 6M13 since expense measures announced in mid-2011 July 25, 2013 * 6M11 adjusted Group expense reduction achieved in CHF bn 6M13 reported 6M13 adjusted 20.5 annualized 10.3 6M13 adjusted excl. significant items Savings of CHF 2.7 bn annualized 10.6 21.2 Adjustments from 6M13 reported: Variable compensation1 (915) Realignment costs (CC) (225) IT architecture simplification (19) Other (across divisions)2 (66) FX impact (113) 6M13 Total (1,338) Annualized (x2) (2,676) Savings of CHF 2.0 bn 9.2 8.9 annualized annualized Significant one-off items, including: UK withholding tax (PB&WM) (100) Certain litigation provisions (IB) (183) IT impairment (PB&WM) (27) Accelerated compensation (IB) (25) 6M13 Total (349) Annualized (x2) (698) All data for Core Results. All expenses reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force. Adjustments from 6M11 reported: Variable compensation (1,062) Realignment costs (CC) (142) Other (across divisions) 50 Total (1,154) Annualized (x2) (2,308)

Collaboration revenues July 25, 2013 * Collaboration revenues in CHF bn and as % of net revenues (core results) Significant Collaboration revenue with an increase of 12% vs. 6M12 Contribution to overall Credit Suisse result continues to be significant Strong performance in providing tailored solutions to UHNW clients CHF 4.7 bn of collaboration assets referred to Private Banking & Wealth Management Collaboration revenues target range of 18% to 20% of net revenues

Currency mix July 25, 2013 * Net revenues 14,003 20% 56% 13% 1% 10% Total expenses1 10,647 32% 39% 5% 10% 14% CHF mn 6M12 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses. 2 Based on 6M12 and 6M13 revenue and expense levels, currency mix and average exchange rates, respectively. Net revenues 12,095 22% 50% 18% 1% 9% Total expenses1 10,944 32% 38% 6% 10% 14% Credit Suisse Core Results CHF mn 6M13 CHF USD EUR GBP Other Contribution Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects 6M13 pre-tax income by CHF 365 mn and 6M12 pre-tax income by CHF 188 mn A 10% movement in the EUR/CHF exchange rate affects 6M13 pre-tax income by CHF 120 mn and 6M12 pre-tax income by CHF 160 mn

July 25, 2013 Swiss core and BIS CET1 capital in CHF bn Regulatory adjustments1 Shareholders' equity 2Q13 Strong 2Q13 Basel 3 capital ratios 45.8 Regulatory capital end 2Q13 * Rounding differences may occur. 1 Includes an adjustment of CHF 2.6 bn for the accounting treatment of pension plans pursuant to phase-out requirements and other regulatory adjustments and regulatory adjustments of CHF (0.6) bn not subject to phase in, including the cumulative dividend accrual. 2 Consists of tier 1 participation securities of CHF 2.5 bn, additional tier 1 deductions for which there is not enough tier 1 capital available and therefore is deducted from Swiss Core Capital, and other Swiss regulatory adjustments. 3 Consists of existing tier 1 participation securities of CHF 2.5 bn and other Swiss regulatory adjustments. 15.7% 15.3% Tier 1 participation securities2 "Look-through" capital 2Q13 "Look-through" Swiss core and BIS CET1 capital in CHF bn (7.3) Other regulatory adjustments (8.8) Goodwill & intangibles (0.2) Own debt gains Shareholders’ equity 2Q13 "Look-through" deductions Tier 1 participation securities3 10.4% Swiss core BIS CET1 9.3% Swiss core BIS CET1 29.4 Basel 3 risk-weighted assets in CHF bn 290 281

Reported "Look-through" Swiss core capital and ratios in CHF bn Achieved reported 10.4% Swiss core capital ratio, exceeding 10% target Remaining items from July 2012 capital actions 1Q13 Rounding differences may occur. 1 Before impact from movement in own credit spreads. 2 Including dividend accrual. 3 Pro forma calculation assumes successful completion of the remaining capital measures announced in July 2012. * 291 283 283 Swiss Basel 3 “look-through” RWA in CHF bn July 25, 2013 9.6% 10.4% Pro forma3 2Q13 Net income1 +1.0 Share-based compensation impact +0.4 FX impact (0.1) 10.6% +0.6 Strategic divestments + CHF 1.5 bn Other2 +0.2

# Swiss leverage calculation and year-end 2013 projection

| in CHF bn | Phase-in view | | | | "Look-through" view | | | |
|---|---|---|---|---|---|---|---|---|
| | 2Q13 | | End 2013 projections | as % of CHF 1,224 bn exposure[1] | 2Q13 | | End 2013 projections | as % of CHF 1,224 bn exposure[1] |
| **Common equity tier 1 (CET1)** | **44.4** | **+1.2[3]** | **45.6** | **3.7%** | **26.1** | **+1.2[3]** | **27.3** | **2.2%** |
| Swiss regulatory adjustments[2] | (1.1) | | (1.1) | (0.1)% | 0.8 | | 0.8 | 0.1% |
| Tier 1 participation securities (Claudius) | 2.5 | | 2.5 | 0.2% | 2.5 | | 2.5 | 0.2% |
| **Swiss Core Capital** | **45.8** | | **47.0** | **3.8%** | **29.4** | | **30.6** | **2.5%** |
| High-trigger Buffer Capital Notes | 4.2 | +3.8[4] | 8.0 | 0.7% | 4.2 | +3.8[4] | 8.0 | 0.7% |
| Low-trigger contingent capital | – | | – | – | – | | – | – |
| **Swiss Total Capital** | **50.0** | | **55.0** | **~4.5%** | **33.6** | | **38.6** | **~3.2%** |

The future issuance of low-trigger contingent capital, in line with the 1.1% requirement, will enable Credit Suisse to exceed the Swiss leverage requirement of 4.2% ahead of the 2019 deadline

Rounding differences may occur.
1 Simple average of Swiss leverage exposure of CHF 1,258 bn at end 2Q13 and target of CHF 1,190 bn at year-end 2013. 2 Consists of additional tier 1 deductions for which there is not enough tier 1 capital available and is therefore deducted from Swiss Core Capital and other Swiss regulatory adjustments. 3 Based on net income and dividend per share estimates per Bloomberg consensus as of July 23, 2013, , which is not endorsed or verified and is used solely for illustrative purposes. Actual amounts may differ significantly. 4 Assumes exchange in October 2013 of remaining CHF 3.8 bn hybrid tier1 notes into high-trigger BCNs, subject to FINMA approval.

CREDIT SUISSE
July 25, 2013 40

Investment Banking loan book * Average mark data is net of fair value discounts and credit provisions. Average marks and composition of the loan portfolio is based on gross amounts. Corporate loan portfolio is 73% investment grade, of which most (65%) accounted for on a fair value basis Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges Loans are carried at an average mark of approx. 99% with average mark of 98% in non-investment grade portfolio Continuing good performance of individual credits: no specific provisions during the quarter Developed markets in CHF bn Emerging markets in CHF bn Funded loans Unfunded commitments Hedges Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 70% accounted for on a fair value basis Emerging market loans are carried at an average mark of approx. 100% No significant provisions during the quarter 2Q13 2Q13 July 25, 2013

Private Banking loan book July 25, 2013 * Portfolio ratings composition, by transaction rating Private Banking total loan book of CHF 215 bn focused on Switzerland more than 85% collateralized BB+ to BB BBB BB- and below AAA to A Wealth Management Clients (CHF 152 bn) Portfolio remains geared towards mortgages (CHF 100 bn) and securities-backed lending (CHF 46 bn) Lending is based on well-proven, conservative standards Lombard (securities-backed) lending with excellent credit quality Price development for residential property in Switzerland remains under special focus Corporate & Institutional Clients (CHF 63 bn) Over 65% collateralized by mortgages and securities Counterparties mainly Swiss corporates incl. real estate industry Sound credit quality with low concentrations

Libor matter July 25, 2013 * Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates. Credit Suisse, which is a member of only three rate-setting LIBOR panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries. Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in relation to LIBOR and we have shared these findings with the relevant regulators; of course, our review in response to ongoing regulatory inquiries is continuing. In addition Credit Suisse has been named in various civil lawsuits filed in the United States relating to LIBOR. These lawsuits are factually and legally meritless with respect to Credit Suisse and we will vigorously defend ourselves against them.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: July 25, 2013		Credit Suisse Group AG and Credit Suisse AG